

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

December 22, 2008

<u>Via U.S. Mail and Facsimile to (858) 373-1505</u>

Jeffrey Klausner
Chief Financial Officer
InfoSonics Corporation
4350 Executive Drive Suite 100
San Diego, CA 92121

> **Re:** **InfoSonics Corporation**
> **Form 10-K for the Fiscal-Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **Form 10-Q for the Fiscal-Quarter Ended September 30, 2008**
> **File No. 001-32217**

Dear Mr. Klausner:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal-Year Ended December 31, 2007

Note 3 – Summary of Significant Accounting Policies, page F-9

Revenue Recognition and Allowance for Returns, page F-9

1.   We see that you recognize revenue upon shipment "net of discounts, rebates, cooperative programs arrangements (marketing, training and promotional funds), returns and allowances." Please demonstrate for us how your recognition of revenue net of the consideration given to customers complies with EITF 01-09. Furthermore, please discuss how you account for transactions whereby the final price of the product is not determinable at shipment. Refer to SAB 108 or SFAS 48 as appropriate in your response.

Note 7 – Commitment and Contingencies, page F-19

Leases, page F-19

2.   We note the discussion on page 24 that you recorded "income of $2.1 million from a voluntary early lease termination and relocation of [y]our corporate headquarters in San Diego". We see that you have not quantified this significant source of other income separately on the face of your consolidated statements of operations or otherwise disclosed the amount in your footnotes. Furthermore, you have not provided an adequate discussion of the details of the transaction or the accounting basis for the recognition of the income. Please describe for us in detail the early termination of the lease which resulted in the income recognition of $2.1 million and the accounting literature which supports your presentation. Please also revise future filings to more clearly disclose the transaction.

Form 10-Q for the Fiscal-Quarter Ended September 30, 2008

Note 13 – Commitments and Contingencies, page 13

3.   We see that as of September 30, 2008, you have recorded approximately $4.1 million from the settlement of the Securities Class Action and Derivative Action as an accrued expense in the consolidated balance sheet. We note that the formal settlement agreements were not signed until October 17, 2008, subsequent to the most recent period end. However, as of September 30, 2008, you have recorded a receivable for expected proceeds from your insurer as "the company fully expects the insurance company to pay the plaintiffs' directly". We also note that you appear to have offset the litigation expenses against the insurance proceeds in your statements of operations for the interim period ended September 30, 2008. Please describe for us the accounting basis for recognizing the settlement of the insurance proceeds prior to its actual realization; please refer to paragraph 17 of SFAS 5, CON 6 or other accounting literature which supports your conclusion. Furthermore, please describe for us what legal right you have to the

insurance proceeds as of the period ended, September 30, 2008, and the right of offset that exists to record the litigation expense and insurance proceeds net in your statement of operations.

Exhibit 31

4.   We note that that the certification filed as required by Exchange Act Rule 13a-14(a) improperly exclude the phrase "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraphs 4(d). In future filings, the certification should be revised to present the exact form as set forth in Item 601(b)(31) of Regulation S-K with no modifications.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3554 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela Crane
Branch Chief